SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

14 April 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 14 April 2020 re: Director/PDMR Shareholding

14 April 2020

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

Monthly Partnership and Matching Shares
This announcement also includes details in respect of the monthly acquisition of Partnership Shares and award of Matching Shares under the Group's Share Incentive Plan ("SIP"), made on 9 April 2020, in respect of those PDMRs who are participants in the SIP.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	António Horta-Osório
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Group's Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.3186	471
	Matching Shares	GBP00.0000	141

d)	Aggregated information - Aggregated volume - Price	612 See 4(c)
e)	Date of the transaction	2020-04-09
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Juan Colombás
2	Reason for the notification
a)	Position/status	Chief Operating Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Group's Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.3186	393
	Matching Shares	GBP00.0000	141

d)	Aggregated information - Aggregated volume - Price	534 See 4(c)
e)	Date of the transaction	2020-04-09
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Antonio Lorenzo
2	Reason for the notification
a)	Position/status	Chief Executive, Scottish Widows and Group Director, Insurance and Wealth
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Group's Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.3186	470
	Matching Shares	GBP00.0000	141

d)	Aggregated information - Aggregated volume - Price	611 See 4(c)
e)	Date of the transaction	2020-04-09
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Zak Mian
2	Reason for the notification
a)	Position/status	Group Director, Transformation
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Group's Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.3186	95
	Matching Shares	GBP00.0000	141

d)	Aggregated information - Aggregated volume - Price	236 See 4(c)
e)	Date of the transaction	2020-04-09
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Janet Pope
2	Reason for the notification
a)	Position/status	Chief of Staff and Group Director, Corporate Affairs and Responsible Business & Inclusion
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Group's Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.3186	392
	Matching Shares	GBP00.0000	141

d)	Aggregated information - Aggregated volume - Price	533 See 4(c)
e)	Date of the transaction	2020-04-09
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shelley
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Group's Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.3186	471
	Matching Shares	GBP00.0000	141

d)	Aggregated information - Aggregated volume - Price	612 See 4(c)
e)	Date of the transaction	2020-04-09
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jen Tippin
2	Reason for the notification
a)	Position/status	Group People & Productivity Director
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Group's Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.3186	95
	Matching Shares	GBP00.0000	141

d)	Aggregated information - Aggregated volume - Price	236 See 4(c)
e)	Date of the transaction	2020-04-09
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andrew Walton
2	Reason for the notification
a)	Position/status	Group Corporate Affairs Director
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares under the Group's Share Incentive Plan.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Partnership Shares	GBP00.3186	94
	Matching Shares	GBP00.0000	141

d)	Aggregated information - Aggregated volume - Price	235 See 4(c)
e)	Date of the transaction	2020-04-09
f)	Place of the transaction	Outside a trading venue

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 14 April 2020